Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Phone: 312-917-7700

www.nuveen.com

April 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:   Lisa N. Larkin

Senior Counsel

Nuveen Core Plus Impact Fund

Registration Statement on Form N-2

File Nos. 333-251817; 811-23627

Dear Ms. Larkin,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Core Plus Impact Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 5:00 p.m., Eastern Time, on April 27, 2021 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN CORE PLUS IMPACT FUND

By: /s/ Mark L. Winget
Mark L. Winget
Vice President and Secretary

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

April 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:     Lisa N. Larkin

Senior Counsel

Nuveen Core Plus Impact Fund

Registration Statement on Form N-2

File Nos. 333-251817 and 811-23627

Dear Ms. Larkin,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Core Plus Impact Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 5:00 p.m., Eastern Time, on April 27, 2021, or as soon thereafter as practicable.

Sincerely,

UBS SECURITIES LLC

As Managing Representative of the several Underwriters

By: /s/ Saawan Pathange
Name: Saawan Pathange
Title: Managing Director